

Mail Stop 7010

May 3, 2007

Lisa McDermott
Chief Financial Officer
Pall Corporation
220 Northern Boulevard
East Hills, NY 11548

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **File No. 1-4311**

Dear Ms. McDermott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2006

Business, page 3
Industrial Group, page 5

1.   We note your backlog disclosures relating to the segments within your Industrial group. Please disclose in future filings the portion thereof reasonably expected to be filled within the current fiscal year in accordance with Item 101(c)(viii) of Regulation S-K.

Legal Proceedings, Ann Arbor, Michigan, page 9

2.	Although we note that no damages are being sought in the proceeding involving the discharge permit, it is unclear whether the possible resulting changes to the discharge permit could materially impact your financial results. Please clarify.

Management's Discussion and Analysis, page 15
Results of Operations 2006 Compared with 2005, page 18

3.	We read the factors that negatively contributed to your cost of sales during the fiscal year included training and incremental depreciation on assets to be retired, utilities, fuel related commodities, and stock compensation. In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of *each* factor where possible. Please refer to Item 303(a)(3) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 27

4.	Expand your future filings to analyze and explain the changes in your net cash provided by operating activities. See Section 4D of Release 33-8350.

5.	Please revise future filings to disclose future interest payments in your contractual obligations table in accordance with Item 303(a)(5) of Regulation S-K. Please also disclose any assumptions you made to derive these amounts.

Accounting Policies and Related Matters, page 44
Revenue Recognition, page 45

6.	Please tell us supplementally and revise to clarify in future filings when title and risk of loss have transferred to the customer. Also, describe the general nature of the contractual terms and how and when you recognize revenue as such terms are fulfilled.

Segment Information and Geographies, page 72
Geographies, page 75

7.	If long-lived assets located in any individual foreign country are material, please revise future filings to separately disclose this information in accordance with paragraph 38(b) of SFAS 131.

Exhibits 31.1 and 31.2

8.	In future filings, please ensure the wording of your Section 302 certifications is exactly as set forth in Item 601(31) of Regulation S-K, including the following:

- Delete the officers' title in the first line as they are signing the certification in a personal capacity.
- Replace "annual report" and "quarterly report" with "report."

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2007

Condensed Consolidated Statements of Cash Flows, page 5

9. Tell us supplementally and revise future filings to clarify the nature of the $13,919 "Other" source of operating cash flow during the six months ended January 31, 2007.

Segment Information, page 15

10. We read that you have reorganized your business structure such that management has determined that the Company's reportable segments, that are also its operating segments, consist of Life Sciences and Industrial.
    - Please briefly describe your new management structure to us, with a focus on how your segments are managed. Specifically identify your chief operating decision maker (CODM) and your segment managers as these terms are defined in SFAS 131.
    - Tell us how you determined that there are no operating segments below your Life Sciences and Industrial reportable segments. Your response should specifically address the lowest level of discrete financial information contained in the reports that are viewed by your CODM to manage your business and assess performance of your segments.
    - Please provide us with representative copies of the reports that are regularly reviewed by your CODM.
    - If the reports viewed by your CODM do not present information below the business group level, please help us to understand how your CODM is able to effectively manage the disparate businesses within Life Sciences and Industrial without more detailed information.

Controls and Procedures, page 27

11. We note that your Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures "…are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to

your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures consistent with your Form 10-K for the year ended July 31, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant